Baltic International USA, Inc.
                     1990 Post Oak Boulevard, Suite 1630
                        Houston, Texas  77056-3813
Telephone:  (713) 961-9299	                               Fax:  (713) 961-9298



May 29, 1998



Filing Desk
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Baltic International USA, Inc.
	Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed December 22, 1997
	(File No. 333-860)

Ladies & Gentlemen:

On behalf of Baltic International USA, Inc. (the "Company") and in connection with the Company's filing of Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2, initially filed with the Securities and Exchange Commission on June 13, 1996, please note that, effective immediately, we are withdrawing such Registration Statement. The Company intends to file a new Registration Statement on Form SB-2 that will also serve as the Post-Effective Amendment No. 1 to the Registration Statement No. 333-860.

Please provide the Company and the Company's legal counsel, Norman T. Reynolds, Looper, Reed, Mark and McGraw, L.L.P., 1300 Post Oak, Suite 200, Houston, Texas 77056, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Reynolds at (713) 651-0244 or the undersigned at (713) 961-9299.

Very truly yours,

/s/ David A. Grossman

David A. Grossman
Chief Financial Officer and
  Corporate Secretary